SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 5)

UNIONBANCAL CORPORATION

(Name of the Issuer)

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Person Authorized To Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$3,662,196,226.50	$143,924.31

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of UnionBanCal Corporation, a Delaware corporation, other than shares of Common Stock owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (but including such shares of Common Stock that are held in a fiduciary capacity), at the tender offer price of $73.50 per share of Common Stock, net to the seller in cash. As of August 14, 2008, there were 139,009,259 shares of Common Stock outstanding. As of August 14, 2008, MUFG owned 90,259,680 shares of Common Stock indirectly through its subsidiaries as follows: 90,217,308 shares by The Bank of Tokyo Mitsubishi UFJ, Ltd.; 30,272 shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). Subsequent to August 14, 2008, UnionBanCal Corporation issued an additional 1,033,848 shares of Common Stock pursuant to the exercise of compensatory stock options. Therefore, the amount of the filing fee was increased in Amendment No. 3 to this Schedule
13E-3 by $2,986.32 to account for such increase in outstanding shares and resulting increase in transaction value. As a result, this calculation assumed the purchase of 48,825,799 shares of Common Stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$143,924.31

Form or Registration No.:	Schedule TO, as amended

Filing Party:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Date Filed:	August 29, 2008; October 3, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AMENDMENT NO. 5 TO SCHEDULE 13E-3

This Amendment No. 5 (this “Amendment”) amends and supplements certain portions of the Schedule 13E-3 Transaction Statement initially filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008, as amended by Amendment No. 1 thereto filed with the SEC on September 19, 2008, Amendment No. 2 thereto filed with the SEC on September 29, 2008, Amendment No. 3 thereto filed with the SEC on October 3, 2008 and Amendment No. 4 thereto filed with the SEC on October 14, 2008 (as amended, the “Schedule 13E-3” or “Transaction Statement”), on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), relating to the offer (the “Offer”) by BTMU to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware corporation (the “Company”), other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, for $73.50 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated August 29, 2008, as amended and supplemented by the Supplement, dated September 19, 2008, to the Offer to Purchase.

This Schedule 13E-3 also relates to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, BTMU and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of BTMU (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by BTMU and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub would merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub would thereupon cease and the Company would continue as the surviving corporation in the Merger. Upon completion of the Merger, all Shares issued and outstanding immediately prior to the closing of the Merger, other than such Shares owned by the Company, by MUFG or its affiliates, or by holders of Shares who have perfected appraisal rights, would be converted into the right to receive an amount in cash equal to $73.50.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

ITEM 15.	ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A

Item 15(b) is hereby amended and supplemented by adding the following text:

“On November 3, 2008, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 8:00 a.m. EST on November 4, 2008. As a result of the Merger, (i) Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned indirect subsidiary of MUFG, and (ii) each Share not previously purchased in the Offer (other than such shares owned by the Company, by MUFG or its affiliates, or by holders of such shares who had perfected appraisal rights) was cancelled and converted into the right to receive $73.50 per share, net in cash and without interest thereon.

On November 4, 2008, the Company, MUFG and BTMU issued a joint press release announcing the completion of the Merger. A copy of the press release is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.”

ITEM 16.	EXHIBITS.

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Item 16 is hereby amended and supplemented by adding the following exhibit:

(a	)(5)(v)	Joint Press Release of the Company, MUFG and BTMU, dated November 4, 2008.(1)

(1)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company on November 4, 2008.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name: Title:	Nobuyuki Hirano Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name: Title:	Nobuyuki Hirano Managing Director

Dated: November 4, 2008